UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CIMPRESS PLC

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

G2143T 10 3

(CUSIP Number)

Prescott General Partners LLC
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2143T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,612,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,612,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G2143T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,636,492
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,636,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G2143T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,442
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,442
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON EP

CUSIP No. G2143T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,491,679
	8	SHARED VOTING POWER 114,400
	9	SOLE DISPOSITIVE POWER 1,491,679
	10	SHARED DISPOSITIVE POWER 114,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,079
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G2143T 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,653[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,653[1]
	10	SHARED DISPOSITIVE POWER 1,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,611[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 5,289 unexercised share options granted to Mr. Vassalluzzo under the Issuer’s 2005 Non-Employee Directors’ Share Option Plan.

Explanatory Note:

The following constitutes Amendment No. 4 (the “Amendment”) to the joint filing on Schedule 13D by Prescott General Partners LLC (“PGP”), Prescott Associates L.P. (“Prescott Associates”), Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2015, as amended by Amendment No. 1 filed with the SEC on February 17, 2016 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 2 filed with the SEC on November 7, 2019 by PGP, Prescott Associates, the Prescott Investors Profit Sharing Trust (“PIPS”), Thomas W. Smith and Scott J. Vassalluzzo, and Amendment No. 3 filed with the SEC on November 15, 2019 by PGP, Prescott Associates, PIPS, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the ordinary shares, €0.01 nominal value per share (“Ordinary Shares”), of Cimpress plc, a public limited company organized under the laws of Ireland (the “Issuer”) whose principal executive offices are located at First Floor Building 3, Finnabair Business and Technology Park, A91 XR61, Dundalk, Co. Louth, Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Ordinary Shares reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $130,902,052 of the funds of the Managed Accounts (including $89,058,520 contributed by Prescott Associates), Mr. Vassalluzzo contributed $6,015,675 of his personal funds and Mr. Smith contributed $49,426,629 of his personal funds.

The Ordinary Shares reported as beneficially owned by Mr. Vassalluzzo include the following Ordinary Shares and share options received by him for his service as a director of the Issuer: (i) 2,855 Ordinary Shares granted in the form of restricted share units received pursuant to the Issuer’s 2011 Equity Incentive Plan (the “2011 Plan”) and 2020 Equity Incentive Plan (the “2020 Plan”), and (ii) 5,298 unexercised share options received pursuant to the Issuer’s 2005 Non-Employee Directors’ Share Option Plan (the “Option Plan”).”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 3,612,560 Ordinary Shares held by the Partnerships. PIPS may be deemed to beneficially own 116,442 Ordinary Shares held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 129,400 and 1,958 Ordinary Shares, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts”. The 3,860,360 Ordinary Shares owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and may be deemed to beneficially own 75,653 Ordinary Shares for his own account, including 67,500 Ordinary Shares acquired for investment purposes, 1,905 Ordinary Shares received under the 2011 Plan, 950 Ordinary Shares received under the 2020 Plan and 5,298 unexercised share options received under the Option Plan.

Mr. Smith may be deemed to beneficially own 1,476,679 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the “Ridgeview Shares”). Mr. Smith acquired the Ridgeview Shares for investment purposes.

On November 7, 2024, PGP, in its capacity as general partner of the Partnerships, and PIPS entered into a purchase agreement with the Issuer (the “Purchase Agreement”) pursuant to which the Partnerships and PIPS sold an aggregate of 316,056 Ordinary Shares to the Issuer at a price of $79.10 per share, which sales were treated as a redemption under the articles of association of the Issuer. A copy of the Purchase Agreement is filed as Exhibit 6 and the foregoing summary is qualified in its entirety by reference to the Purchase Agreement.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell ordinary shares if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a member of the Issuer’s Board of Directors and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)       Based on information included in the Form 10-Q filed by the Issuer on October 31, 2024, which disclosed that 25,153,537 Ordinary Shares were outstanding as of October 28, 2024, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is as follows: PGP – 3,612,560 shares (14.4%); Prescott Associates – 2,636,492 shares (10.5%); PIPS – 116,442 shares (0.5%); Mr. Smith – 1,606,079 shares (6.4%); and Mr. Vassalluzzo – 77,611 shares (0.3%).

(b)        PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,612,560 Ordinary Shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,636,492 Ordinary Shares. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 116,442 Ordinary Shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,491,679 and 75,653 Ordinary Shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 114,400 and no Ordinary Shares, respectively, and to share the power to dispose or to direct the disposition of 114,400 and 1,958 Ordinary Shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)       Other than as reported herein, none of the Reporting Persons have entered into any transactions in the Ordinary Shares during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Mr. Vassalluzzo has been a director of the Issuer since January 12, 2015, when he was appointed to serve as a member of the Issuer’s Supervisory Board. At that time the Issuer had a two-tier board structure consisting of a Supervisory Board and a separate Management Board. This structure was replaced in November 2018, when the Issuer moved to a single-tier Board of Directors and reduced the size of its Board to five directors, including Mr. Vassalluzzo.

As a member of the Issuer’s Board, Mr. Vassalluzzo has received and is eligible to receive awards under the Issuer’s 2020 Plan, which allows the Issuer to grant share options, share appreciation rights, restricted shares, restricted share units, other share-based awards, and dividend equivalent rights to its employees, officers, non-employee directors, consultants, and advisors. The 2020 Plan was approved by the Issuer’s shareholders on November 20, 2020, following which the Issuer ceased granting any new awards under any of its prior equity compensation plans, which consist of the Option Plan, 2011 Plan and 2016 Performance Equity Plan (the “2016 Plan”). As of the date hereof, Mr. Vassalluzzo has received a total of 7,890 restricted share units from the Issuer under the 2020 Plan, including 1,404 granted on November 15, 2021, 4,511 granted on November 16, 2022, and 1,975 granted on December 14, 2023. Each restricted share unit represents the right to receive one Ordinary Share. Restricted share units granted to Mr. Vassalluzzo under the 2020 Plan vest at a rate of 25% per year over a four-year period from the date of grant.

Mr. Vassalluzzo has also received awards under the Issuer’s prior equity compensation plans. Pursuant to the Issuer’s Option Plan, upon his appointment to the Supervisory Board, Mr. Vassalluzzo received a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares. The Option Plan further provides that on the date of each annual general meeting of the Issuer, each incumbent supervisory director will receive a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares. The share options have an exercise price equal to the fair market value of the Issuer’s ordinary shares on the date of grant and vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date, and expire upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. As of the date hereof, Mr. Vassalluzzo has received 5,298 unexpired share options from the Issuer, including 3,989 granted on February 3, 2015 and 1,309 granted on November 17, 2015.

In addition to the share options described above, under the Issuer’s 2011 Plan, on the date of each annual general meeting of the Issuer, each incumbent supervisory director received restricted share units having a fair value equal to $110,000. Restricted share units granted to the Issuer’s supervisory directors after July 1, 2013 vest at a rate of 12.5% per quarter over a period of two years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. As of the date hereof, Mr. Vassalluzzo had received 2,420 restricted share units from the Issuer under the 2011 Plan, 1,349 of which were granted on November 17, 2015 and 1,071 of which were granted on April 1, 2020.

Mr. Vassalluzzo and other members of the Issuer’s Board were previously eligible to receive incentive-based share compensation pursuant to the 2016 Plan. Under the 2016 Plan, each incumbent director received $125,000 of performance share units (“PSUs”) annually in connection with the Issuer’s annual general meeting of shareholders so long as they remained a director following that annual general meeting. Each PSU represents a right to receive between 0 and 2.5 Ordinary Shares upon the satisfaction of certain conditions, which include service-based vesting over time and performance, the latter of which is linked to the compound annual growth rate, or CAGR, of the three-year moving average of the daily closing share price of the Ordinary Shares, or 3YMA, over a six- to ten-year period. The Issuer determined the number of PSUs to be granted to each director by dividing the $125,000 figure by the 3YMA of the Issuer’s Ordinary Shares as of a baseline date, which for incumbent directors such as Mr. Vassalluzzo was November 15 of each year.

As of the date hereof, Mr. Vassalluzzo has received a total of 6,239 unvested PSUs issued under the 2016 Plan, including 1,541 granted on November 15, 2016, 1,291 granted on November 15, 2017, 1,165 granted on November 15, 2018, 1,119 granted on November 15, 2019, and 1,123 granted on November 15, 2020.

The summaries of the Option Plan, 2011 Plan, 2016 Plan and 2020 Plan set forth above are qualified in their entirety by reference to the Option Plan, 2011 Plan, 2016 Plan and 2020 Plan, copies of which are filed as Exhibits 2, 3, 4 and 5, respectively, and incorporated herein by reference.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.       Agreement relating to the joint filing of statement on Schedule 13D dated November 12, 2024.

2.        2005 Non-Employee Directors’ Share Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 filed with the SEC on October 29, 2010).

3.        2011 Equity Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011).

4.        2016 Performance Equity Plan, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2018).

5.        2020 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 17, 2022).

6.       Purchase Agreement dated November 7, 2024 between the Partnerships, PIPS and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo